October 27, 2005
Owen Pinkerton, Esq.,
   Securities and Exchange Commission,
     100 F Street, N.E.,
       Washington, D.C. 20549.
Re:    IntercontinentalExchange, Inc.—Form S-1 (File No. 333-123500)
Dear Mr. Pinkerton:
     On behalf of our client, IntercontinentalExchange, Inc. (the “Company”), we enclose herewith Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and the Company’s response to the staff’s comment letter (the “Comment Letter”) dated October 27, 2005 concerning the Company’s Registration Statement. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 6. References to page numbers herein are references to page numbers in Amendment No. 6.
Principal and Selling Stockholders, page 154
1.	We note your disclosure of additional selling stockholders. Please revise to name the natural persons holding voting control and dispositive powers over these entities, unless the entities are public companies, wholly-owned subsidiaries of public companies or registered investment companies.

Response

As requested by the staff, the Company has revised the disclosure to identify the natural persons where appropriate. See page 154 of the prospectus.

IntercontinentalExchange, Inc.
* * * *
     Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175. Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by facsimile to (212) 558-3588 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.
Very truly yours,
/s/ Catherine M. Clarkin

cc:	Johnathan H. Short
(IntercontinentalExchange, Inc.)

David B. Harms
David J. Gilberg
(Sullivan & Cromwell LLP)

William F. Gorin
(Cleary Gottlieb Steen & Hamilton LLP)